MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update                    12/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

	NAV	Dividend	Inception to
Period Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08

		Average Annual
For the period ending 31-Dec-07	Total Return	Compound Rate of Return

One Year	-0.50%	-0.50%
Three Years
Five Years
Ten Years
Since Inception (01/31/05)	26.08%	8.27%
Portfolio @                    12/31/2007

AIR FREIGHT & LOGISTICS — 2.0%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.8%
VF Corp.

APPAREL RETAIL — 2.0%
Limited Brands, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.9%
Federated Investors, Inc. Class B

AUTO PARTS & EQUIPMENT — 1.9%
Autoliv, Inc. (Sweden)

BANKING — 1.9%
Regions Financial Corp.

BANKING-DIVERSIFIED BANKS — 2.0%
Comerica, Inc.

BREWERS — 2.0%
Anheuser-Busch Cos., Inc.

CHEMICALS-DIVERSIFIED — 3.8%
E.I. du Pont de Nemours & Co.
PPG Industries, Inc.

CHEMICALS-SPECIALTY — 3.9%
RPM International, Inc.
Rohm & Haas Co.

COMMERCIAL PRINTING — 1.8%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.7%
Diebold, Inc.

CONSTRUCTION MATERIALS — 1.9%
Vulcan Materials Co.

DATA PROCESSING & OUTSOURCED SERVICES — 1.8%
Automatic Data Processing, Inc.

DISTRIBUTORS — 1.8%
Genuine Parts Co.

ELECTRICAL COMPONENTS & EQUIPMENT — 3.7%
Emerson Electric Co.
Hubbell, Inc. Class B

ENVIRONMENTAL FACILITIES & SERVICES — 1.9%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.8%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.8%
Kraft Foods, Inc. Class A

HOTEL RESORTS & CRUISE LINES — 2.0%
Carnival Corp.

HOUSEHOLD APPLIANCES — 3.8%
Stanley Works (The)
Whirlpool Corp.

HOUSEHOLD-HOME FURNISHINGS — 1.5%
Leggett & Platt, Inc.

HOUSEHOLD PRODUCTS — 1.9%
Kimberly-Clark Corp.

HOUSEWARES SPECIALTIES — 1.9%
Newell Rubbermaid, Inc.

INDUSTRIAL CONGLOMERATES — 3.8%
3M Co.
Eaton Corp.

INSURANCE BROKERS — 1.8%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-LIFE & HEALTH — 1.9%
Lincoln National Corp.

INSURANCE-PROPERTY & CASUALTY — 1.8%
Mercury General Corp.

LEISURE PRODUCTS — 2.0%
Mattel, Inc.

MEDIA-BROADCASTING & CABLE TV — 2.0%
CBS Corp. — Class B

MOTORCYLE MANUFACTURERS — 2.1%
Harley-Davidson, Inc.

OFFICE SERVICES & SUPPLIES — 2.0%
Avery Dennison Corp.

OIL & GAS-INTEGRATED — 3.9%
BP plc ADR (United Kingdom)
Chevron Corp.

PAPER & FOREST PRODUCTS — 1.9%
International Paper Co.

PAPER & PACKAGING — 1.9%
Sonoco Products Co.

PHARMACEUTICALS — 3.7%
Johnson & Johnson
Pfizer, Inc.

RAILROADS — 1.9%
Norfolk Southern Corp.

REITs-RESIDENTIAL — 2.0%
Mid-America Apartment Communities, Inc. REIT

RESTAURANTS — 1.8%
McDonald’s Corp.

SEMICONDUCTORS — 2.0%
Intel Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.9%
AT&T, Inc.

TOBACCO — 2.0%
Reynolds American, Inc.

UTILITIES-MULTI — 2.0%
AGL Resources, Inc.

ADR — American Depository Receipt

Breakdowns —
Common Stock Cost	$37,969,392
Common Stock %	94.9%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.1%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update                    12/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

	NAV	Dividend	Inception to
Period Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29

		Average Annual
For the period ending 31-Dec-07	Total Return	Compound Rate of Return

One Year	5.40%	5.40%
Three Years	22.47%	6.99%
Five Years	107.32%	15.70%
Ten Years	192.86%	11.34%
Fifteen Years	440.35%	11.90%
Since Inception (8/1/84)	1879.29%	13.60%
Portfolio @                    12/31/2007

AEROSPACE/DEFENSE — 3.1%
BE Aerospace, Inc.*

BANKING — 6.7%
Annaly Capital Management, Inc. REIT
SVB Financial Group*
UCBH Holdings, Inc.

BROKERAGE & MONEY MANAGEMENT — 5.1%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS SERVICES — 2.8%
Global Payments, Inc.

CELLULAR COMMUNICATIONS — 2.9%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.4%
RPM International, Inc.

COMPUTER HARDWARE — 1.8%
Diebold, Inc.

CONSTRUCTION — 2.0%
Granite Construction, Inc.

CONSUMER SERVICES — 2.6%
Rollins, Inc.

ENERGY — 2.5%
FMC Technologies, Inc.*

HEALTHCARE INFORMATION SERVICES — 2.6%
Cerner Corp.*

HEALTHCARE PRODUCTS — 9.5%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES — 6.3%
DaVita, Inc.*
Laboratory Corp. of America Holdings*
Millipore Corp.*

HOTELS & LODGING — 1.8%
Las Vegas Sands Corp.*

INDUSTRIAL PRODUCTS — 5.3%
Airgas, Inc.
Dionex Corp.*
Pall Corp.

INDUSTRIAL SERVICES — 2.0%
Allied Waste Industries, Inc.*

INSURANCE BROKERS — 4.8%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-PROPERTY & CASUALTY — 2.5%
Mercury General Corp.

LEISURE & AMUSEMENT — 3.5%
Royal Caribbean Cruises, Ltd.
Winnebago Industries, Inc.

RESTAURANTS — 2.4%
CBRL Group, Inc.
Darden Restaurants, Inc.

RETAIL — 5.5%
Bed Bath & Beyond, Inc.*
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY — 7.2%
International Rectifier Corp.*
Network Appliance, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 9.8%
Advent Software, Inc.*
BEA Systems, Inc.*
MICROS Systems, Inc.*
Teradata Corp.*

REIT — Real Estate Investment Trust

*	Non-income producing securities

Breakdowns —
Common Stock Cost	$1,465,624,536
Common Stock %	95.1%
US Treasury Bills	3.5%
Cash and Other Assets Less Liabilities	1.4%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update                    12/31/2007
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

	NAV	Dividend	Inception to
Period Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12

		Average Annual
For the period ending 31-Dec-07	Total Return	Compound Rate of Return

One Year	7.76%	7.76%
Three Years	31.61%	9.59%
Five Years	104.06%	15.33%
Ten Years	345.44%	16.11%
Since Inception (2/94)	752.12%	16.68%
Portfolio @                    12/31/2007

AEROSPACE/DEFENSE — 2.6%
BE Aerospace, Inc.*

AGRICULTURE — 1.9%
Bunge, Ltd.
UAP Holding Corp.

APPAREL — 3.4%
Hanesbrands, Inc.*
Liz Claiborne, Inc.
Quiksilver, Inc.*

ASSET MANAGEMENT & CUSTODY BANKS — 0.9%
Federated Investors, Inc. Class B

BANKING — 4.0%
Annaly Capital Management, Inc. REIT
Regions Financial Corp.

BREWERS — 2.9%
Anheuser-Busch Cos., Inc.

BUSINESS SERVICES — 1.9%
Hewitt Associates, Inc. Class A*

CHEMICALS-SPECIALTY — 2.2%
International Flavors & Fragrances, Inc.

CONSUMER PRODUCTS — 8.7%
Avon Products, Inc.
Briggs & Stratton Corp.
Electronic Arts, Inc.*
Pactiv Corp.*

EDUCATION — 1.6%
Corinthian Colleges, Inc.*

ENERGY — 7.3%
Exterran Holdings, Inc.*
International Coal Group, Inc.*
Kinder Morgan Management, LLC*
Transocean, Inc.*

HEALTHCARE PRODUCTS — 11.7%
Abbott Laboratories
American Medical Systems Holdings, Inc.*
Baxter International, Inc.
Beckman Coulter, Inc.
Cooper Cos., Inc. (The)
STERIS Corp.

INDUSTRIAL PRODUCTS — 10.3%
Albany International Corp. Class A
Cabot Corp.
Chemtura Corp.
Mine Safety Appliances Co.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INDUSTRIAL SERVICES — 0.5%
ABM Industries, Inc.

INFORMATION TECHNOLOGY SERVICES — 2.0%
CACI International, Inc. Class A*

INSURANCE BROKERS — 1.6%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 2.0%
Polaris Industries, Inc.
Shuffle Master, Inc.*

MEDIA — 3.6%
Arbitron, Inc.
Grupo Televisa SA ADR (Mexico)
Marvel Entertainment, Inc.*

OIL & GAS-INTEGRATED — 1.0%
BP plc ADR (United Kingdom)

PHARMACEUTICALS — 3.8%
Charles River Laboratories International, Inc.*
Schering-Plough Corp.

SEMICONDUCTORS — 2.9%
Intel Corp.

TECHNOLOGY — 7.4%
Avid Technology, Inc.*
Entegris, Inc.*
Intermec, Inc.*
Western Digital Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 0.7%
Cognos, Inc.* (Canada)
Secure Computing Corp.*

TELECOMMUNICATIONS EQUIPMENT — 1.7%
Nokia Oyj ADR (Finland)

TELECOMMUNICATIONS SERVICES — 1.8%
Verizon Communications, Inc.

TRANSPORTATION-AIRLINES — 0.4%
GOL Linhas Aereas Inteligentes SA ADR (Brazil)

UTILITIES — 6.2%
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
Progress Energy, Inc.

ADR — American Depository Receipt

REIT — Real Estate Investment Trust

* Non-income producing securities

Breakdowns —
Common Stock Cost	$1,389,592,551
Common Stock %	95.0%
U.S. Treasury Bills	4.0%
Cash and Other Assets Less Liabilities	1.0%

Top Ten Sectors
12/31/2007
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Oil & Gas-Integrated	$1,563,606	3.9%
Chemicals — Specialty	$1,549,542	3.9%
Household Appliances	$1,547,208	3.8%
Chemicals — Diversified	$1,523,090	3.8%
Industrial Conglomerates	$1,510,707	3.8%
Electrical Components & Equipment	$1,484,325	3.7%
Pharmaceuticals	$1,483,702	3.7%
Motorcycle Manufacturers	$831,438	2.1%
Tobacco	$824,830	2.0%
Leisure Products	$820,624	2.0%

Total Net Assets	$40,232,506
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$182,863,727	9.8%
Healthcare Products	$177,433,221	9.5%
Technology	$134,192,494	7.2%
Banking	$125,617,775	6.7%
Healthcare Services	$117,737,449	6.3%
Retail	$102,706,305	5.5%
Industrial Products	$99,707,474	5.3%
Brokerage & Money Management	$94,873,598	5.1%
Insurance Brokers	$90,277,090	4.8%
Leisure & Amusement	$66,478,903	3.5%

Total Net Assets	$1,869,617,996
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Healthcare Products	$186,209,904	11.7%
Industrial Products	$163,320,511	10.3%
Consumer Products	$138,065,495	8.7%
Technology	$117,693,180	7.4%
Energy	$116,037,245	7.3%
Utilities	$98,637,690	6.2%
Banking	$63,892,645	4.0%
Pharmaceuticals	$60,976,180	3.8%
Media	$56,881,452	3.6%
Apparel	$54,269,116	3.4%

Total Net Assets	$1,591,827,174

MERIDIAN FUND, INC.
Top 10 Holdings
as of
12/31/2007
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Harley-Davidson, Inc.	$831,438	2.1%
Reynolds American, Inc.	824,830	2.1
Mattel, Inc.	820,624	2.0
Mid-America Apartment Communities, Inc. REIT	812,250	2.0
United Parcel Service, Inc. Class B	810,805	2.0
Avery Dennison Corp.	805,337	2.0
Intel Corp.	803,133	2.0
Chevron Corp.	802,638	2.0
Carnival Corp.	802,600	2.0
CBS Corp. — Class B	801,150	2.0

Net Assets	$40,232,506
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
C. R. Bard, Inc.	$65,817,270	3.5%
DENTSPLY International, Inc.	65,152,944	3.5
BE Aerospace, Inc.	57,417,660	3.1
Advent Software, Inc.	54,940,606	2.9
American Tower Corp. Class A	54,570,600	2.9
Dionex Corp.	52,019,508	2.8
Global Payments, Inc.	51,772,108	2.8
T. Rowe Price Group, Inc.	50,837,844	2.7
Royal Caribbean Cruises, Ltd.	50,581,477	2.7
Cerner Corp.	49,323,492	2.6

Net Assets	$1,869,617,996
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Avon Products, Inc.	50,962,076.00	3.2%
Beckman Coulter, Inc.	49,802,480.00	3.1
Intel Corp.	46,868,280.00	2.9
Anheuser-Busch Cos., Inc.	45,645,714.00	2.9
Kinder Morgan Management, LLC	43,549,081.33	2.7
Annaly Capital Management, Inc. REIT	42,477,570.00	2.7
Baxter International, Inc.	41,772,780.00	2.6
BE Aerospace, Inc.	40,563,720.00	2.5
Charles River Laboratories International, Inc.	38,025,820.00	2.4
Progress Energy, Inc.	37,668,854.00	2.4

Net Assets	$1,591,827,174